

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2018

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

> **Re: Gofba, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 7, 2018**
> **File No. 333-225254**

Dear Ms. Chin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2018 letter.

Form S-1/A

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
Recent Issuance of Unregistered Securities, page 46

1.   We note your response to prior comment 4 and reissue it in part. Please provide us a detailed analysis regarding your reliance on the exemption afforded by Section 4(a)(2) of Securities Act, including: the nature of the solicitation (i.e., how the offerees were identified and contacted), what constituted a prepayment and whether the prepayment rolled into the payment for shares.

General

2.   Please update your financial statements to include the interim financial statements for the period ended September 30, 2018. See Rule 8-08 of Regulation S-X.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Information Technologies
        and Services